

January 12, 2010

By U.S. Mail and Facsimile to: (866) 720-7307

Julie A. Bell Lindsay
Citigroup Inc.
1101 Pennsylvania Ave NW
Suite 1000
Washington, DC 20004

> **Re:** **Citigroup Inc.**
> **Form 10-Q for the Period Ended September 30, 2009**
> **File No. 001-09924**

Dear Ms. Lindsay:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2009

Loan and Credit Details, page 36

1.   In light of the continuing material increases in your impaired loans, and the increased scrutiny surrounding the lending industry in general, please revise your future quarterly filings to include disclosures related to your impaired loans balance for each period end. Your disclosures should be similar to those included on pages 163 and 164 of your December 31, 2008 Form 10-K and include a tabular disclosure of the balance of your impaired loans by loan type and category, and disclosure of any specific allowance related to your impaired loans.

Consumer Loan Modification Programs, page 44

2.   In light of the continuing material increases in your impaired loans, and the increased scrutiny surrounding the lending industry in general, please consider revising your future annual and quarterly filings to address the following related to your consumer loan modification programs:

   a.   Include a tabular disclosure of the amount of gross loans included in each of your loan modification programs and in aggregate, detailed by loan category and performing versus nonperforming status;

   b.   Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to accrual status;

   c.   Quantify the types of concessions made, including reduction in interest rate, payment extensions, forgiveness of principal, forbearance or other actions;

   d.   Provide a narrative disclosure addressing your success with each of the different types of concessions;

   e.   Disclose information related to restructurings or modifications made for "covered loans" that are accounted for under your Loss Sharing Agreement; and

   f.   If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example,

>disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Julie A. Bell Lindsay
Citigroup Inc.
January 12, 2010
Page 4

       You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Rebekah Blakeley Moore
Staff Accountant